Exhibit 99.2



Senior Housing Properties Trust
Second Quarter 2015
Supplemental Operating and Financial Data

Morningside of Washington
Washington, IL
Assisted Living Facility
Operator: Five Star Senior Living
Living Units: 61

All amounts in this report are unaudited.



TABLE OF CONTENTS



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
    - MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
    - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
    - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
    - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
    - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS,
    - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS AND LEASED AND MANAGED COMMUNITIES, AND
    - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING SALES OR ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SIR AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

Texas Center for Athletes
San Antonio, TX
Medical Office Building
Primary Tenant: Ear Medical Group
Square Feet: 125,000





COMPANY PROFILE

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR LLC. RMR LLC was founded in 1986 to manage public investments in real estate. As of June 30, 2015, RMR LLC managed a large portfolio of publicly owned real estate, including over 1,200 properties located in 48 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SNH, RMR LLC also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR LLC also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, an operator of travel centers and convenience stores, which is a tenant of HPT. An affiliate of RMR LLC, Sonesta International Hotels Corporation, is one of HPT's hotel managers, and another affiliate of RMR LLC, RMR Advisors LLC (formerly RMR Advisors, Inc.), is the investment manager of a publicly owned mutual fund, which invests in securities of unaffiliated real estate companies. The public companies managed by RMR LLC and its affiliates had combined total gross assets of over $22 billion as of June 30, 2015. We believe that being managed by RMR LLC is a competitive advantage for SNH because of RMR LLC's depth of management and experience in the real estate industry. We also believe RMR LLC provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



Portfolio Concentration by Facility Type (as of June 30, 2015) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [2]	% of Total Investment	Q2 2015 NOI [3]	% of Q2 2015 Total NOI
Independent living [4]	68	16,467		$ 2,209,096	29.9%	$ 43,683	28.4%
Assisted living [4]	185	13,593		1,797,433	24.3%	34,938	22.7%
Nursing homes [4]	44	4,638		202,147	2.7%	4,790	3.1%
Subtotal senior living communities	297	34,698		4,208,676	56.9%	83,411	54.2%
Medical office buildings (MOBs) [5]	121	11,314,990	sq. ft.	3,004,808	40.6%	65,791	42.8%
Wellness centers	10	812,000	sq. ft.	180,017	2.5%	4,608	3.0%
Total	428			$ 7,393,501	100.0%	$ 153,810	100.0%

Operating Statistics by Tenant / Managed Properties (as of June 30, 2015) ($ in 000) [1]:

	Number of Properties	Number of Units/Beds or Square Feet		Q2 2015 NOI [3]	Tenant / Managed Properties Operating Statistics [6] Rent Coverage	Occupancy
Five Star	180	19,883		$ 47,751	1.23x	84.7%
Sunrise Senior Living, Inc. / Marriott [7]	4	1,619		3,133	2.02x	92.5%
Brookdale Senior Living, Inc.	18	894		1,842	2.66x	93.7%
13 private senior living companies (combined)	30	3,739		8,621	1.98x	85.0%
Subtotal triple net leased senior living communities	232	26,135		61,347	1.37x	85.5%
Managed senior living communities [8]	65	8,563		22,064	NA	88.3%
Subtotal senior living communities	297	34,698		83,411	1.37x	86.2%
MOBs [5]	121	11,314,990	sq. ft.	65,791	NA	96.4%
Wellness centers	10	812,000	sq. ft.	4,608	1.97x	100.0%
Total	428			$ 153,810	1.41x	

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of June 30, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(5) These 121 MOB properties are comprised of 145 buildings.

(6) Operating data for multi-tenant MOBs are presented as of June 30, 2015; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended March 31, 2015, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(7) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(8) These 65 senior living communities are managed by Five Star and one other private operator, and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through June 30, 2015, was 88.2%.

COMPANY PROFILE (continued)



Property Mix[1]
(based on Q2 2015 NOI)[2]



- ■ Independent living
- ■ Assisted living
- ■ Nursing homes
- ■ MOBs
- ■ Wellness centers

Geographic Diversification[1]
(based on 6/30/15 Carrying Value of Investment)[3]



(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.
(2) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(3) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of June 30, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.



INVESTOR INFORMATION

Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405,
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Kimberly Brown, Director, Investor Relations, at
(617) 796-8237, or kbrown@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Raymond James
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Jefferson Manor
Kokomo, IN
Assisted Living Facility
Operator: Five Star Senior Living
Living Units: 50





KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	237,399	234,996	203,910	203,873	203,756
Weighted average common shares outstanding during period - basic	235,549	221,375	203,742	203,647	199,830
Weighted average common shares outstanding during period - diluted [1]	235,592	221,397	203,754	203,675	199,867
Common Share Data:					
Price at end of period	$ 17.55	$ 22.19	$ 22.11	$ 20.92	$ 24.29
High during period	$ 22.41	$ 23.83	$ 23.08	$ 24.50	$ 24.60
Low during period	$ 17.52	$ 21.19	$ 20.72	$ 20.87	$ 21.82
Annualized dividends paid per share [2]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2]	8.9%	7.0%	7.1%	7.5%	6.4%
Annualized Normalized FFO multiple (at end of period) [3]	9.8x	12.3x	12.3x	11.9x	14.1x
Annualized net operating income (NOI) [4] / total market capitalization	8.1%	7.2%	8.0%	7.6%	6.6%
Market Capitalization:					
Total debt (book value)	$ 3,439,552	$ 2,719,114	$ 2,800,704	$ 2,762,283	$ 2,765,654
Plus: market value of common shares (at end of period)	4,166,352	5,214,561	4,508,450	4,265,023	4,949,233
Total market capitalization	$ 7,605,904	$ 7,933,675	$ 7,309,154	$ 7,027,306	$ 7,714,887
Total debt / total market capitalization	45.2%	34.3%	38.3%	39.3%	35.8%
Book Capitalization:					
Total debt	$ 3,439,552	$ 2,719,114	$ 2,800,704	$ 2,762,283	$ 2,765,654
Plus: total shareholders' equity	3,566,221	3,574,793	2,952,407	2,984,215	3,029,581
Total book capitalization	$ 7,005,773	$ 6,293,907	$ 5,753,111	$ 5,746,498	$ 5,795,235
Total debt / total book capitalization	49.1%	43.2%	48.7%	48.1%	47.7%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR LLC, if any, if the effect is dilutive.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(4) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.



KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Selected Balance Sheet Data:					
Total assets	$ 7,348,026	$ 6,537,095	$ 5,968,269	$ 5,989,122	$ 6,016,855
Total liabilities	$ 3,781,805	$ 2,962,302	$ 3,015,862	$ 3,004,907	$ 2,987,274
Gross book value of real estate assets [1]	$ 7,392,221	$ 6,717,946	$ 6,238,611	$ 6,184,068	$ 6,167,692
Total debt / gross book value of real estate assets [1]	46.5%	40.5%	44.9%	44.7%	44.8%
Selected Income Statement Data:					
Total revenues [2]	$ 247,402	$ 228,577	$ 229,809	$ 216,873	$ 206,708
NOI [3]	$ 153,810	$ 142,783	$ 145,541	$ 134,167	$ 126,922
NOI margin [4]	62.2%	62.5%	63.3%	61.9%	61.4%
Adjusted EBITDA [5]	$ 145,911	$ 135,905	$ 128,548	$ 127,375	$ 122,152
Net income	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 37,659
Normalized FFO [6]	$ 106,756	$ 98,563	$ 91,264	$ 89,585	$ 86,591
Common distributions paid [7]	$ 91,655	$ 79,530	$ 79,515	$ 79,469	$ 73,397
Per Share Data:					
Net income (basic and diluted)	$ 0.15	$ 0.18	$ 0.22	$ 0.18	$ 0.19
Normalized FFO (basic and diluted) [6]	$ 0.45	$ 0.45	$ 0.45	$ 0.44	$ 0.43
Common distributions paid [7]	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio (basic and diluted) [6][7]	86.7%	86.7%	86.7%	88.6%	90.7%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	3.8x	3.8x	3.6x	3.5x	3.6x
Total debt / annualized Adjusted EBITDA [5]	5.9x	5.0x	5.4x	5.4x	5.7x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any. Excludes properties classified as held for sale.
(2) In the fourth quarter of 2014, we recognized $10.2 million of percentage rent for the year ended December 31, 2014.
(3) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.
(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(7) The amounts stated are based on the dividend amounts paid during the given periods.



CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	As of June 30, 2015	As of December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 785,453	$ 683,979
Buildings, improvements and equipment	6,606,768	5,554,632
	7,392,221	6,238,611
Less accumulated depreciation	1,066,686	983,850
	6,325,535	5,254,761
Cash and cash equivalents	52,231	27,594
Restricted cash	9,121	10,544
Deferred financing fees, net	27,691	30,549
Acquired real estate leases and other intangible assets, net	650,020	472,788
Other assets	283,428	172,033
Total assets	$ 7,348,026	$ 5,968,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 615,000	$ 80,000
Unsecured term loan	350,000	350,000
Senior unsecured notes, net of discount	1,744,339	1,743,628
Secured debt and capital leases	730,213	627,076
Accrued interest	21,258	20,046
Assumed real estate lease obligations, net	120,732	122,826
Other liabilities	200,263	72,286
Total liabilities	3,781,805	3,015,862
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
300,000,000 shares authorized, 237,398,662 and 203,910,305 shares issued		
and outstanding at June 30, 2015 and December 31, 2014, respectively	2,374	2,039
Additional paid in capital	4,530,734	3,825,063
Cumulative net income	1,429,797	1,353,622
Cumulative other comprehensive income	6,146	3,329
Cumulative distributions	(2,402,830)	(2,231,646)
Total shareholders' equity	3,566,221	2,952,407
Total liabilities and shareholders' equity	$ 7,348,026	$ 5,968,269

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Revenues:				
Rental income [1]	$ 155,546	$ 127,669	$ 301,329	$ 239,724
Residents fees and services [2]	91,856	79,039	174,649	158,481
Total revenues	247,402	206,708	475,978	398,205
Expenses:				
Property operating expenses	93,592	79,786	179,386	157,590
Depreciation	62,511	46,703	116,218	85,058
General and administrative	11,674	9,577	22,248	17,866
Acquisition related costs	4,617	2,512	5,775	2,635
Total expenses	172,394	138,578	323,627	263,149
Operating income	75,008	68,130	152,351	135,056
Interest and other income	142	154	217	258
Interest expense	(37,907)	(34,112)	(73,848)	(63,012)
Loss on early extinguishment of debt	(39)	-	(1,448)	-
Income from continuing operations before income tax expense and equity in earnings of an investee	37,204	34,172	77,272	72,302
Income tax expense	(129)	(155)	(239)	(346)
Equity in earnings of an investee	23	118	95	21
Income from continuing operations	37,098	34,135	77,128	71,977
Discontinued operations:				
(Loss) income from discontinued operations	(109)	741	(350)	2,041
Impairment of assets from discontinued operations	(602)	387	(602)	(334)
Income before gain on sale of propertes	36,387	35,263	76,176	73,684
Gain on sale of properties	-	2,396	-	2,552
Net income	$ 36,387	$ 37,659	$ 76,176	$ 76,236
Weighted average common shares outstanding (basic)	235,549	199,830	228,501	193,962
Weighted average common shares outstanding (diluted)	235,592	199,867	228,534	193,990
Basic and diluted income from continuing operations per common share	$ 0.16	$ 0.18	$ 0.34	$ 0.38
Basic and diluted (loss) income from discontinued operations per common share	$ (0.01)	$ 0.01	$ (0.01)	$ 0.01
Basic and diluted net income per common share	$ 0.15	$ 0.19	$ 0.33	$ 0.39
Additional Data:				
General and administrative expenses / total revenues	4.7%	4.6%	4.7%	4.5%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.3%	0.3%
Percentage rent, estimated [3]	$ 2,600	$ 2,500	$ 5,100	$ 5,000
Non-cash stock based compensation, estimated	$ 1,119	$ 1,294	$ 2,409	$ 2,437
Lease termination fees included in rental income	$ 163	$ -	$ 268	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -
Continuing Operations:				
Straight-line rent included in rental income [1]	$ 5,190	$ 2,351	$ 8,699	$ 3,929
Lease value amortization included in rental income [1]	$ 1,179	$ 569	$ 2,376	$ (153)
Amortization of deferred financing fees and debt discounts	$ 1,445	$ 1,556	$ 3,096	$ 3,011
Discontinued Operations:				
Straight-line rent included in rental income [1]	$ -	$ 4	$ -	$ 9
Lease value amortization included in rental income [1]	$ -	$ -	$ -	$ -
Amortization of deferred financing fees and debt discounts	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Sixty-five (65) senior living communities are managed by Five Star and one other private operator, and include properties leased to our TRSs. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Six Months Ended	
	6/30/2015	6/30/2014
Cash flows from operating activities:		
Net income	$ 76,176	$ 76,236
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	116,218	85,058
Net amortization of debt discounts, premiums and deferred financing fees	3,096	3,011
Straight line rental income	(8,699)	(3,938)
Amortization of acquired real estate leases and other intangible assets	(2,376)	153
Loss on early extinguishment of debt	1,448	-
Impairment of assets	602	334
Other non-cash adjustments	(510)	-
Gain on sale of properties	-	(2,552)
Gain on sale of investments	(71)	-
Equity in (earnings) losses of an investee	(95)	(21)
Change in assets and liabilities:		
Restricted cash	1,423	1,555
Other assets	(2,803)	7,007
Accrued interest	1,212	4,562
Other liabilities	30,914	7,597
Cash provided by operating activities	216,535	179,002
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(1,103,732)	(1,143,340)
Real estate improvements	(35,322)	(37,334)
Investment in Affiliates Insurance Company	-	(825)
Investment in Reit Management & Research Inc.	(16,528)	-
Proceeds from sale of properties	1,750	17,900
Proceeds from sale of investments	6,571	-
Cash used for investing activities	(1,147,261)	(1,163,599)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	659,502	322,864
Proceeds from issuance of unsecured senior notes, net of discount	-	648,914
Proceeds from unsecured term loan	-	350,000
Proceeds from borrowings on revolving credit facility	1,210,000	90,000
Repayments of borrowings on revolving credit facility	(675,000)	(190,000)
Repayment of other debt	(66,431)	(42,201)
Loss on early extinguishment of debt settled in cash	(1,523)	-
Payment of deferred financing fees	-	(8,038)
Distributions to shareholders	(171,185)	(146,783)
Cash provided by financing activities	955,363	1,024,756
Increase in cash and cash equivalents:	24,637	40,159
Cash and cash equivalents at beginning of period	27,594	39,233
Cash and cash equivalents at end of period	$ 52,231	$ 79,392
Supplemental cash flow information:		
Interest paid	$ 69,541	$ 55,439
Income taxes paid	477	106
Non-cash investing activities:		
Investment acquired by issuance of common shares	(44,461)	-
Acquisitions funded by assumed debt	(169,136)	(15,630)
Non-cash financing activities:		
Assumption of mortgage notes payable	169,136	15,630
Issuance of common shares	46,503	1,511



DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of June 30, 2015

	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [3]	1.448%	1.448%	$ 615,000	1/15/2018	$ 615,000	2.5
Unsecured term loan (LIBOR + 140 b.p.) [4]	1.584%	1.584%	350,000	1/15/2020	350,000	4.5
Weighted average rate / total unsecured floating rate debt	**1.497%**	**1.497%**	**$ 965,000**		**$ 965,000**	**3.3**
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	0.5
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	3.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	4.8
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	6.5
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	8.8
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	27.1
Weighted average rate / total unsecured fixed rate debt	**5.089%**	**5.089%**	**$ 1,750,000**		**$ 1,750,000**	**9.3**
Weighted average rate / total unsecured debt	**3.813%**	**3.813%**	**$ 2,715,000**		**$ 2,715,000**	**7.2**
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	0.5
Mortgage - secured by 1 property	5.970%	5.970%	6,179	4/11/2016	6,082	0.8
Mortgage - secured by 1 property	4.650%	3.280%	18,000	7/1/2016	18,000	1.0
Mortgages - secured by 2 properties	5.924%	5.924%	83,599	11/1/2016	79,415	1.3
Mortgage - secured by 1 property	6.250%	6.250%	12,087	11/11/2016	11,820	1.4
Mortgage - secured by 1 property	5.860%	3.070%	5,575	3/11/2017	5,401	1.7
Mortgages - secured by 8 properties [5]	6.540%	6.540%	44,127	5/1/2017	42,334	1.8
Mortgage - secured by 1 property	6.150%	4.180%	10,961	8/1/2017	10,578	2.1
Mortgage - secured by 1 property	6.730%	4.730%	9,073	4/1/2018	8,328	2.8
Mortgages - secured by 1 property [6]	6.310%	4.450%	13,073	10/1/2018	12,352	3.3
Mortgage - secured by 10 properties	4.470%	4.350%	73,082	10/5/2018	66,196	3.3
Mortgage - secured by 1 property	4.690%	4.280%	6,754	1/1/2019	6,271	3.5
Mortgage - secured by 4 properties	3.790%	4.270%	45,748	7/1/2019	42,184	4.0
Mortgage - secured by 17 properties	6.710%	6.710%	286,336	9/1/2019	266,704	4.2
Mortgage - secured by 1 property [7]	7.310%	7.310%	2,574	1/1/2022	41	6.5
Mortgage - secured by 1 property [7]	7.850%	7.850%	1,273	1/1/2022	21	6.5
Mortgage - secured by 1 property	6.280%	5.170%	15,075	7/1/2022	10,744	7.0
Mortgage - secured by 1 property	4.850%	3.790%	11,880	10/1/2022	10,479	7.3
Capital leases - 2 properties	7.700%	7.700%	12,468	4/30/2026	-	10.8
Mortgage - secured by 1 property	6.250%	6.250%	3,297	2/1/2033	26	17.6
Mortgage - secured by 1 property	5.950%	5.950%	9,127	9/1/2038	1,211	23.2
Mortgage - secured by 1 property	4.375%	4.375%	4,554	9/1/2043	23	28.2
Weighted average rate / total secured fixed rate debt	**5.974%**	**5.804%**	**$ 726,842**		**$ 650,210**	**3.8**
Weighted average rate / total debt	**4.269%**	**4.233%**	**$ 3,441,842**		**$ 3,365,210**	**6.4**

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Represents amount outstanding under our $750.0 million revolving credit facility at June 30, 2015. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents amount outstanding under our $350.0 million term loan at June 30, 2015. Our term loan is prepayable without penalty at any time.

(5) Includes eight first mortgages at a weighted average coupon rate of 6.54% and seven second mortgages with a weighted average coupon rate of 6.50%. The weighted average coupon rate on these mortgages is 6.54%.

(6) Includes one first mortgage with a coupon rate of 4.82% and one second mortgage with a coupon rate of 6.75%. The weighted average coupon rate on these mortgages is 6.31%.

(7) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

As of June 30, 2015

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [1]	Total [2]
2015	$ -	$ -	$ 7,178	$ 7,178
2016	-	250,000	182,177	432,177
2017	-		69,622	69,622
2018	615,000 [3]	-	97,945	712,945
2019	-	400,000	320,919	720,919
2020	350,000 [4]	200,000	3,080	553,080
2021	-	300,000	3,327	303,327
2022	-		23,467	23,467
2023	-	-	1,968	1,968
Thereafter	-	600,000	17,159	617,159
	$ 965,000	$ 1,750,000	$ 726,842	$ 3,441,842
Percent of total debt	28.0%	50.9%	21.1%	100.0%

(1) Includes $12.5 million of capital lease obligations due in April 2026.

(2) Our total debt as of June 30, 2015, including unamortized premiums and discounts, was $3,439,552.

(3) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2015. At our option and upon the payment of a fee and subject to our meeting other certain terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents the outstanding balance of our unsecured term loan at June 30, 2015. Our term loan is prepayable without penalty at any time.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Leverage Ratios:					
Total debt / total market capitalization	45.2%	34.3%	38.3%	39.3%	35.8%
Total debt / total book capitalization	49.1%	43.2%	48.7%	48.1%	47.7%
Total debt / total assets	46.8%	41.6%	46.9%	46.1%	46.0%
Total debt / gross book value of real estate assets [1]	46.5%	40.5%	44.9%	44.7%	44.8%
Secured debt / total assets	9.9%	9.6%	10.5%	11.2%	11.2%
Variable rate debt / total debt	28.1%	12.9%	15.4%	12.7%	12.7%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.8x	3.8x	3.6x	3.5x	3.6x
Total debt / annualized Adjusted EBITDA [2]	5.9x	5.0x	5.4x	5.4x	5.7x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	38.9%	34.1%	38.3%	37.9%	37.9%
Secured debt / adjusted total assets - allowable maximum 40.0%	8.3%	7.8%	8.6%	9.2%	9.2%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.00x	3.96x	3.75x	3.69x	3.75x
Total unencumbered assets to unsecured debt - required minimum 1.50x	2.57x	3.04x	2.65x	2.69x	2.70x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

	For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
MOB tenant improvements [1] [2]	$ 2,457	$ 1,348	$ 1,620	$ 2,294	$ 1,330
MOB leasing costs [1] [3]	2,413	1,069	2,731	907	1,291
MOB building improvements [1] [4]	1,332	487	830	1,813	1,862
Managed senior living communities capital improvements	2,770	2,162	1,909	2,509	2,100
Recurring capital expenditures	8,972	5,066	7,090	7,523	6,583
Development, redevelopment and other activities [5]	4,342	5,526	4,312	4,206	5,843
Total capital expenditures	$ 13,314	$ 10,592	$ 11,402	$ 11,729	$ 12,426
MOB avg. sq. ft. during period	11,314	10,227	9,142	9,143	8,928
Managed senior living communities avg. units during period	7,927	7,284	7,165	7,051	7,051
MOB building improvements per avg. sq. ft. during period	$ 0.12	$ 0.05	$ 0.09	$ 0.20	$ 0.21
Managed senior living communities capital improvements per avg. unit during period	$ 349	$ 297	$ 266	$ 356	$ 298

(1) Excludes expenditures at properties classified as discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.



PROPERTY ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2015

(dollars and sq. ft. appearing in the table below are in thousands, except unit and per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price [2]	Purchase Price Per Unit	Initial Lease / Cap Rate [3]	Tenant
5/1/2015	15 States	Assisted Living / Independent Living	37	37	3,352	$ 762,611	$ 228	7.0%	Various
5/27/2015	Cumming, GA	Independent Living	- [4]	-	40	9,750	244	N/A [5]	Our TRS
	Total/Wtd. Avg. Senior Living Acquisitions		37	37	3,392	$ 772,361	$ 228	7.0%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price per Sq. Ft.	Cap Rate [3]	Weighted Average Remaining Lease Term [6]	Occupancy [7]	Major Tenant
1/29/2015	12 States	23	23	2,170	$ 539,000	$ 248	6.4%	9.5	100.0%	Various
	Total/Wtd. Avg. MOB Acquisitions	23	23	2,170	$ 539,000	$ 248	6.4%	9.5		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price	Net Book Value	Book Gain on Sale
2/17/2015	Pittsburgh, PA	Assisted Living Facility	1	1	$ 250	$ 250	$ -
4/27/2015	Albuquerque, NM	MOB	1	4	1,500	1,500	-
7/20/2015	Pacific Junction, IA [8]	Skilled Nursing Facility	1	1	155	N/A	N/A
8/4/2015	Madison, WI [8]	Skilled Nursing Facility	1	1	850	N/A	N/A
	Total Dispositions		4	7	$ 2,755	$ 1,750	$ -

(1) During the quarter and six months ended June 30, 2015, we purchased from Five Star, at cost, $4.8 million and $9.4 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $390,000 and $757,000, respectively, pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

(2) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(3) Represents the ratio of the estimated GAAP-based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, and excluding depreciation and amortization expense to the purchase price on the date of acquisition, including the principal amount of any assumed debt and excluding acquisition costs.

(4) This community is located adjacent to another community that we own which is managed by Five Star. This community and the community already owned are treated as one property, and are being operated as a single integrated community under the same management agreement.

(5) This is a newly constructed property.

(6) Weighted average remaining lease term based on rental income at the time of acquisition.

(7) Occupancy based on leasable square footage as of acquisition date.

(8) The net book values at the time of dispositions and any adjustments to net book values related to the July 2015 disposition in Pacific Junction, IA and the August 2015 disposition in Madison, WI will be recognized in the third quarter of 2015 when all of the costs of the sale are known.



Wheat Ridge, CO
Medical Office Building
Primary Tenant: Clear Creek Surgery Center (HCA)
Square Feet: 14,695

PORTFOLIO INFORMATION

PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [1]

(dollars in thousands, except investment per unit / bed or square foot)

As of June 30, 2015



Property Type:	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [2]	% of Total Investment	Investment per Unit / Bed or Square Foot [3]		Q2 2015 NOI [4]	% of Q2 2015 Total NOI
Independent living [5]	68	16,467		$ 2,209,096	29.9%	$ 134,153	$	43,683	28.4%
Assisted living [5]	185	13,593		1,797,433	24.3%	$ 132,232		34,938	22.7%
Nursing homes [5]	44	4,638		202,147	2.7%	$ 43,585		4,790	3.1%
Subtotal senior living communities	297	34,698		4,208,676	56.9%	$ 121,294		83,411	54.2%
MOBs [6]	121	11,314,990	sq. ft.	3,004,808	40.6%	$ 266		65,791	42.8%
Wellness centers	10	812,000	sq. ft.	180,017	2.5%	$ 222		4,608	3.0%
Total	428			$ 7,393,501	100.0%		$	153,810	100.0%
Tenant / Managed Properties:									
Five Star (Lease No. 1)	85	6,223		$ 692,126	9.4%	$ 111,221	$	14,633	9.5%
Five Star (Lease No. 2)	49	7,044		697,313	9.5%	$ 98,994		15,773	10.3%
Five Star (Lease No. 3)	17	3,281		355,443	4.8%	$ 108,334		8,610	5.6%
Five Star (Lease No. 4)	29	3,335		391,271	5.3%	$ 117,323		8,735	5.7%
Subtotal Five Star	180	19,883		2,136,153	29.0%	$ 107,436		47,751	31.1%
Sunrise Senior Living, Inc. / Marriott [7]	4	1,619		126,326	1.7%	$ 78,027		3,133	2.0%
Brookdale Senior Living, Inc.	18	894		61,122	0.8%	$ 68,369		1,842	1.2%
13 private senior living companies (combined)	30	3,739		517,647	7.0%	$ 138,445		8,621	5.6%
Subtotal triple net leased senior living communities	232	26,135		2,841,248	38.5%	$ 108,714		61,347	39.9%
Managed senior living communities [8]	65	8,563		1,367,428	18.4%	$ 159,690		22,064	14.3%
Subtotal senior living communities	297	34,698		4,208,676	56.9%	$ 121,294		83,411	54.2%
MOBs [6]	121	11,314,990	sq. ft.	3,004,808	40.6%	$ 266		65,791	42.8%
Wellness centers	10	812,000	sq. ft.	180,017	2.5%	$ 222		4,608	3.0%
Total	428			$ 7,393,501	100.0%		$	153,810	100.0%

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of June 30, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at June 30, 2015.

(4) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 121 MOB properties are comprised of 145 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 65 senior living communities are managed by Five Star and one other private operator and include properties leased to our TRSs.



OCCUPANCY BY PROPERTY TYPE AND TENANT [1]

	For the Twelve Months Ended [2]				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Property Type:					
Independent living	87.7%	87.8%	87.8%	87.7%	87.6%
Assisted living	87.0%	86.9%	86.5%	86.4%	86.3%
Nursing homes	78.9%	79.1%	79.2%	79.2%	79.0%
Weighted average occupancy senior living communities	86.2%	86.2%	86.0%	86.0%	85.9%
MOBs [3]	96.2%	95.9%	95.6%	95.6%	95.0%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	85.1%	84.8%	84.4%	84.4%	84.4%
Five Star (Lease No. 2)	82.2%	82.2%	81.9%	81.7%	81.8%
Five Star (Lease No. 3)	86.0%	86.6%	86.9%	87.2%	87.6%
Five Star (Lease No. 4)	87.8%	87.7%	87.5%	87.4%	86.8%
Weighted average occupancy Five Star	84.7%	84.7%	84.4%	84.4%	84.4%
Sunrise Senior Living, Inc. / Marriott [4]	92.5%	92.5%	92.2%	92.0%	91.9%
Brookdale Senior Living, Inc.	93.7%	94.4%	94.5%	94.6%	94.9%
6 private senior living companies (combined) [5]	85.0%	85.2%	85.3%	85.5%	85.3%
Weighted average occupancy triple net leased senior living communities	85.5%	85.6%	85.4%	85.3%	85.3%
Managed senior living communities [6]	88.3%	88.5%	88.3%	88.0%	87.8%
Weighted average occupancy senior living communities	86.2%	86.2%	86.0%	86.0%	85.9%
MOBs [3]	96.2%	95.9%	95.6%	95.6%	95.0%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that were sold during the periods presented.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2015 was 96.4%.

(4) Marriott guarantees the lessee's obligations under these leases.

(5) Excludes operating data from 18 triple net leased senior living communities leased to seven private senior living companies acquired subsequent to March 31, 2015.

(6) These 65 senior living communities are managed by Five Star and one private operator and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through June 30, 2015, was 88.2%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES AND MOBs) [1]

	For the Twelve Months Ended				
Tenant	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Five Star (Lease No. 1)	1.15x	1.14x	1.14x	1.19x	1.18x
Five Star (Lease No. 2)	1.14x	1.10x	1.10x	1.11x	1.12x
Five Star (Lease No. 3)	1.53x	1.54x	1.57x	1.60x	1.61x
Five Star (Lease No. 4)	1.22x	1.20x	1.19x	1.21x	1.19x
Weighted average rent coverage Five Star	1.23x	1.21x	1.21x	1.24x	1.24x
Sunrise Senior Living, Inc. / Marriott [2]	2.02x	1.98x	1.96x	1.97x	1.91x
Brookdale Senior Living, Inc.	2.66x	2.56x	2.56x	2.52x	2.51x
6 private senior living companies (combined) [3]	1.98x	1.93x	1.94x	1.89x	1.89x
Weighted average rent coverage senior living communities	1.37x	1.35x	1.34x	1.37x	1.37x
Wellness centers	1.97x	2.00x	2.03x	2.09x	2.13x
Total	1.41x	1.39x	1.40x	1.42x	1.42x

(1) Excludes properties that were sold during the periods presented.

(2) Marriott guarantees the lessee's obligations under these leases.

(3) Excludes operating data from 18 triple net leased senior living communities leased to seven private senior living companies acquired subsequent to March 31, 2015.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



CONSOLIDATED NET OPERATING INCOME (NOI) AND CASH BASIS NOI [(1)] [(2)]

(dollars in thousands)

	As of and For the Three Months Ended			As of and For the Six Months Ended		
	6/30/2015	6/30/2014	% Growth	6/30/2015	6/30/2014	% Growth
NOI:						
Triple Net Leased Senior Living Communities [(3)]	$ 61,347	$ 55,166	11.2%	$ 116,598	$ 110,055	5.9%
Managed Senior Living Communities [(4)]	22,064	18,415	19.8%	42,454	37,069	14.5%
MOB Portfolio [(5)]	65,791	48,865	34.6%	128,401	84,613	51.8%
Non-Segment [(6)]	4,608	4,476	2.9%	9,139	8,878	2.9%
Total	$ 153,810	$ 126,922	21.2%	$ 296,592	$ 240,615	23.3%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [(3)]	$ 60,097	$ 55,046	9.2%	$ 115,296	$ 109,973	4.8%
Managed Senior Living Communities [(4)]	22,064	18,415	19.8%	42,454	37,069	14.5%
MOB Portfolio [(5)]	60,702	46,257	31.2%	118,745	81,304	46.1%
Non-Segment [(6)]	4,416	4,284	3.1%	8,754	8,493	3.1%
Total	$ 147,279	$ 124,002	18.8%	$ 285,249	$ 236,839	20.4%

SAME PROPERTY NOI AND CASH BASIS NOI [(1)] [(2)]

(dollars in thousands)

	As of and For the Three Months Ended [(7)]			As of and For the Six Months Ended [(8)]		
	6/30/2015	6/30/2014	% Growth	6/30/2015	6/30/2014	% Growth
NOI:						
Triple Net Leased Senior Living Communities [(3)]	$ 55,702	$ 54,742	1.8%	$ 110,848	$ 109,131	1.6%
Managed Senior Living Communities [(4)]	18,664	18,415	1.4%	38,241	37,069	3.2%
MOB Portfolio [(5)]	35,157	35,987	(2.3%)	70,070	71,772	(2.4%)
Non-Segment [(6)]	4,608	4,476	2.9%	9,139	8,878	2.9%
Total	$ 114,131	$ 113,620	0.4%	$ 228,298	$ 226,850	0.6%
Cash Basis NOI:						
Triple Net Leased Senior Living Communities [(3)]	$ 55,267	$ 54,622	1.2%	$ 110,361	$ 109,049	1.2%
Managed Senior Living Communities [(4)]	18,664	18,415	1.4%	38,241	37,069	3.2%
MOB Portfolio [(5)]	34,519	35,654	(3.2%)	68,944	70,737	(2.5%)
Non-Segment [(6)]	4,416	4,284	3.1%	8,754	8,493	3.1%
Total	$ 112,866	$ 112,975	(0.1%)	$ 226,300	$ 225,348	0.4%

(1) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.
(6) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.
(7) Consists of properties owned continuously since April 1, 2014.
(8) Consists of properties owned continuously since January 1, 2014.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties	232	218	232	218
Number of Units	26,135	24,383	26,135	24,383
Occupancy [2]	85.1%	85.2%	85.1%	85.2%
Rent Coverage [2]	1.36x	1.35x	1.36x	1.35x
NOI (Rental Income) [3]	$ 61,347	$ 55,166	$ 116,598	$ 110,055
Cash Basis NOI (Rental Income) [3]	$ 60,097	$ 55,046	$ 115,296	$ 109,973
NOI % change	11.2%	--	5.9%	--
Cash Basis NOI % change	9.2%	--	4.8%	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [4]		As of and For the Six Months Ended [5]	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties	214	214	214	214
Number of Units	24,016	24,016	24,016	24,016
Occupancy [2]	85.5%	85.3%	85.5%	85.3%
Rent Coverage [2]	1.37x	1.37x	1.37x	1.37x
NOI (Rental Income) [3]	$ 55,702	$ 54,742	$ 110,848	$ 109,131
Cash Basis NOI (Rental Income) [3]	$ 55,267	$ 54,622	$ 110,361	$ 109,049
NOI % change	1.8%	--	1.6%	--
Cash Basis NOI % change	1.2%	--	1.2%	--

(1) Includes independent and assisted living communities and nursing homes.
(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended March 31, 2015 and 2014 or for the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(3) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(4) Consists of triple net leased senior living communities owned continuously since April 1, 2014.
(5) Consists of triple net leased senior living communities owned continuously since January 1, 2014.



MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties [1]	65	44	65	44
Number of Units [1]	8,563	7,103	8,563	7,103
Occupancy	88.1%	88.5%	88.0%	88.6%
Average Monthly Rate	$ 4,223	$ 4,176	$ 4,260	$ 4,202
Average Monthly Rate % Growth	1.1%	--	1.4%	--
Residents Fees and Services	$ 91,856	$ 79,039	$ 174,649	$ 158,481
Property Operating Expenses	(69,792)	(60,624)	(132,195)	(121,412)
NOI [2]	$22,064	$18,415	$ 42,454	$ 37,069
NOI Margin % [3]	24.0%	23.3%	24.3%	23.4%
NOI % Growth	19.8%	--	14.5%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]		As of and For the Six Months Ended [5]	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties	44	44	44	44
Number of Units	7,103	7,103	7,103	7,103
Occupancy	87.6%	88.5%	87.7%	88.6%
Average Monthly Rate	$ 4,276	$ 4,176	$ 4,292	$ 4,202
Average Monthly Rate % Growth	2.4%	--	2.1%	--
Residents Fees and Services	$ 80,394	$ 79,039	$ 160,580	$ 158,481
Property Operating Expenses	(61,730)	(60,624)	(122,339)	(121,412)
NOI [2]	$ 18,664	$ 18,415	$ 38,241	$ 37,069
NOI Margin % [3]	23.2%	23.3%	23.8%	23.4%
NOI % Growth	1.4%	--	3.2%	--

(1) Includes only those managed senior living communities owned in the periods presented.
(2) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Consists of managed senior living communities owned continuously since April 1, 2014.
(5) Consists of managed senior living communities owned continuously since January 1, 2014.



MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties	121	98	121	98
Number of Buildings	145	122	145	122
Square Feet [2]	11,315	9,143	11,315	9,143
Occupancy [3]	96.4%	95.6%	96.4%	95.6%
Rental Income [4]	$89,591	$68,027	$175,592	$120,791
NOI [5]	$65,791	$48,865	$128,401	$84,613
Cash Basis NOI [5]	$60,702	$46,257	$118,745	$81,304
NOI Margin %	73.4%	71.8%	73.1%	70.0%
Cash Basis NOI Margin %	71.8%	70.7%	71.5%	69.2%
NOI % Growth	34.6%	--	51.8%	--
Cash Basis NOI Growth	31.2%	--	46.1%	--

MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS [1]
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]		As of and For the Year Ended [7]	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Number of Properties	96	96	96	96
Number of Buildings	119	119	119	119
Square Feet [2]	7,882	7,882	7,882	7,882
Occupancy [3]	95.0%	94.9%	95.0%	94.9%
Rental Income [4]	$52,429	$52,332	$104,495	$105,096
NOI [5]	$35,157	$35,987	$70,070	$71,772
Cash Basis NOI [5]	$34,519	$35,654	$68,944	$70,737
NOI Margin %	67.1%	68.8%	67.1%	68.3%
Cash Basis NOI Margin %	66.6%	68.6%	66.7%	68.0%
NOI % Growth	(2.3%)	--	(2.4%)	--
Cash Basis NOI Growth	(3.2%)	--	(2.5%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) Consists of MOBs owned continuously since April 1, 2014.
(7) Consists of MOBs owned continuously since January 1, 2014.



MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Properties	121	121	98	98	98
Buildings	145	145	122	122	122
Total sq. ft. [2]	11,315	11,312	9,142	9,142	9,143
Occupancy [3]	96.4%	96.2%	95.9%	95.6%	95.6%
Leasing Activity (sq. ft.):					
New leases	115	30	50	25	36
Renewals	171	349	204	53	291
Total	286	379	254	78	327
Rent Rate on New and Renewed Leases					
New leases	$ 29.96	$ 27.63	$ 23.72	$ 36.48	$ 22.81
Renewals	$ 36.06	$ 19.85	$ 29.05	$ 38.37	$ 26.27
Average net annual rent	$ 33.61	$ 20.47	$ 28.01	$ 37.76	$ 25.88
Leasing Costs and Concession Commitments [4]:					
New leases	$ 5,312	$ 775	$ 2,556	$ 1,716	$ 1,565
Renewals	2,581	3,814	4,400	740	3,194
Total	$ 7,893	$ 4,589	$ 6,956	$ 2,456	$ 4,759
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 46.42	$ 25.63	$ 51.12	$ 68.64	$ 43.47
Renewals	$ 15.08	$ 10.94	$ 21.57	$ 13.96	$ 10.98
All new and renewed leases	$ 27.63	$ 12.11	$ 27.39	$ 31.49	$ 14.55
Weighted Average Lease Term by Sq. Ft. (years) [5]:					
New leases	8.7	6.1	7.1	8.3	12.3
Renewals	13.2	3.7	7.4	5.4	5.8
All new and renewed leases	11.6	3.9	7.3	6.3	6.4
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 5.32	$ 4.17	$ 7.20	$ 8.27	$ 3.53
Renewals	$ 1.14	$ 2.97	$ 2.91	$ 2.59	$ 1.89
All new and renewed leases	$ 2.38	$ 3.07	$ 3.75	$ 5.00	$ 2.27

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of June 30, 2015, including straight line rent adjustments, and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)
As of June 30, 2015

	Tenant	Facility Type	Annualized Rental Income [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 197,045	27.2%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	91,957	12.7%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.3%	2024
4	Sunrise Senior Living, Inc. / Marriott	Senior living	14,648	2.0%	2018
5	Cedars-Sinai Medical Center	MOB	11,842	1.6%	2015 - 2025
6	Life Time Fitness, Inc.	Wellness center	10,550	1.5%	2028
7	The Scripps Research Institute	MOB	10,151	1.4%	2019
8	Brookdale Senior Living, Inc.	Senior living	9,374	1.3%	2032
9	HCA Holdings, Inc.	MOB	7,893	1.1%	2016 - 2025
10	Reliant Medical Group, Inc.	MOB	7,661	1.1%	2019
11	Starmark Holdings, LLC (Wellbridge)	Wellness Center	7,508	1.0%	2023
	All Other Tenants [3]		337,741	46.7%	2015 - 2035
	Total Tenants		$ 723,266	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2015, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2015, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended June 30, 2015, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)
As of June 30, 2015

	Annualized Rental Income [2]					
Year	Senior Living Communities [3]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2015	$ 937	$ 11,611	$ -	$ 12,548	1.7%	1.7%
2016	-	22,150	-	22,150	3.1%	4.8%
2017	-	29,241	-	29,241	4.0%	8.8%
2018	14,648	24,844	-	39,492	5.5%	14.3%
2019	591	40,035	-	40,626	5.6%	19.9%
2020	-	25,620	-	25,620	3.5%	23.4%
2021	1,424	7,271	-	8,695	1.2%	24.6%
2022	-	11,090	-	11,090	1.5%	26.1%
2023	15,030	8,216	-	23,246	3.2%	29.3%
Thereafter [3]	322,204	170,297	18,057	510,558	70.7%	100.0%
Total	$ 354,834	$ 350,375	$ 18,057	$ 723,266	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.4 years

Number of Living Units / Beds or Square Feet with Leases Expiring

	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [4]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2015	140	0.4%	0.4%	357,934	-	357,934	3.1%	3.1%
2016	-	0.0%	0.4%	910,957	-	910,957	7.8%	10.9%
2017	-	0.0%	0.4%	1,058,854	-	1,058,854	9.0%	19.9%
2018	1,619	4.7%	5.1%	856,363	-	856,363	7.3%	27.2%
2019	175	0.5%	5.6%	1,311,812	-	1,311,812	11.2%	38.4%
2020	-	0.0%	5.6%	1,122,326	-	1,122,326	9.6%	48.0%
2021	361	1.0%	6.6%	269,218	-	269,218	2.3%	50.3%
2022	-	0.0%	6.6%	458,387	-	458,387	3.9%	54.2%
2023	807	2.3%	8.9%	642,994	-	642,994	5.5%	59.7%
Thereafter [4]	31,596	91.1%	100.0%	3,924,309	812,000	4,736,309	40.3%	100.0%
Total	34,698	100.0%		10,913,154	812,000	11,725,154	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2015, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2015, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended June 30, 2015, annualized) from our managed senior living communities.
(4) Includes 8,563 living units leased to our TRSs.



Park Summit
Coral Springs, FL
Independent Living Facility
Operator: Five Star Senior Living
Living Units: 281

EXHIBITS



EXHIBIT A-1

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Calculation of NOI and Cash Basis NOI [2]:							
Revenues:							
Rental income	$ 155,546	$ 145,784	$ 149,364	$ 137,614	$ 127,669	$ 301,329	$ 239,724
Residents fees and services	91,856	82,793	80,445	79,259	79,039	174,649	158,481
Total revenues	247,402	228,577	229,809	216,873	206,708	475,978	398,205
Property operating expenses	93,592	85,794	84,268	82,706	79,786	179,386	157,590
Property net operating income (NOI):	153,810	142,783	145,541	134,167	126,922	296,592	240,615
Non cash straight line rent adjustments	(5,190)	(3,509)	(2,857)	(2,876)	(2,351)	(8,699)	(3,929)
Lease value amortization	(1,179)	(1,198)	(1,211)	(1,264)	(569)	(2,376)	153
Lease termination fees	(163)	(105)	-	-	-	(268)	-
Cash Basis NOI	$ 147,278	$ 137,971	$ 141,473	$ 130,027	$ 124,002	$ 285,249	$ 236,839
Reconciliation of Cash Basis NOI to Net Income:							
Cash Basis NOI	$ 147,278	$ 137,971	$ 141,473	$ 130,027	$ 124,002	$ 285,249	$ 236,839
Non cash straight line rent adjustments	5,190	3,509	2,857	2,876	2,351	8,699	3,929
Lease value amortization	1,179	1,198	1,211	1,264	569	2,376	(153)
Lease termination fees	163	105	-	-	-	268	-
Property NOI	153,810	142,783	145,541	134,167	126,922	296,592	240,615
Depreciation expense	(62,511)	(53,707)	(50,257)	(50,074)	(46,703)	(116,218)	(85,058)
General and administrative expense	(11,674)	(10,574)	(10,696)	(10,384)	(9,577)	(22,248)	(17,866)
Acquisition related costs	(4,617)	(1,158)	(1,957)	(15)	(2,512)	(5,775)	(2,635)
Impairment of assets	-	-	10	-	-	-	-
Operating income	75,008	77,344	82,641	73,694	68,130	152,351	135,056
Interest and other income	142	75	89	78	154	217	258
Interest expense	(37,907)	(35,942)	(35,901)	(36,201)	(34,112)	(73,848)	(63,012)
Loss on early extinguishment of debt	(39)	(1,409)	(12)	-	-	(1,448)	-
Income before income tax expense and equity in earnings (losses) of an investee	37,204	40,068	46,817	37,571	34,172	77,272	72,302
Income tax expense	(129)	(110)	(74)	(156)	(155)	(239)	(346)
Equity in earnings (losses) of an investee	23	72	28	38	118	95	21
Income from continuing operations	37,098	40,030	46,771	37,453	34,135	77,128	71,977
Discontinued operations							
(Loss) income from discontinued operations	(109)	(241)	(123)	(557)	741	(350)	2,041
Impairment of assets from discontinued operations	(602)	-	(4,260)	216	387	(602)	(334)
Income before gain on sale of properties	36,387	39,789	42,388	37,112	35,263	76,176	73,684
Gain on sale of properties	-	-	2,900	-	2,396	-	2,552
Net income	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 37,659	$ 76,176	$ 76,236

(1) See Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.



Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended June 30, 2015					For the Three Months Ended June 30, 2014				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 61,347	$ 91,856	$ 89,591	$ 4,608	$ 247,402	$ 55,166	$ 79,039	$ 68,027	$ 4,476	$ 206,708
Property operating expenses	-	(69,792)	(23,800)	-	(93,592)	-	(60,624)	(19,162)	-	(79,786)
Property net operating income (NOI)	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810	$ 55,166	$ 18,415	$ 48,865	$ 4,476	$ 126,922
NOI Growth	11.2%	19.8%	34.6%	2.9%	21.2%	--	--	--	--	--
Property NOI	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810	$ 55,166	$ 18,415	$ 48,865	$ 4,476	$ 126,922
Less:										
Non cash straight line rent adjustments	1,251	-	3,803	137	5,191	120	-	2,094	137	2,351
Lease value amortization	-	-	1,123	55	1,178	-	-	514	55	569
Lease termination fees	-	-	163	-	163	-	-	-	-	-
Cash Basis NOI	$ 60,096	$ 22,064	$ 60,702	$ 4,416	$ 147,278	$ 55,046	$ 18,415	$ 46,257	$ 4,284	$ 124,002
Cash Basis NOI Growth	9.2%	19.8%	31.2%	3.1%	18.8%	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 61,347	$ 22,064	$ 65,791	$ 4,608	$ 153,810	$ 55,166	$ 18,415	$ 48,865	$ 4,476	$ 126,922
Less:										
NOI not included in same property	5,645	3,400	30,634	-	39,679	424	-	12,878	-	13,302
Same property NOI [6]	$ 55,702	$ 18,664	$ 35,157	$ 4,608	$ 114,131	$ 54,742	$ 18,415	$ 35,987	$ 4,476	$ 113,620
Same property NOI growth	1.8%	1.4%	(2.3%)	2.9%	0.4%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [6]	$ 55,702	$ 18,664	$ 35,157	$ 4,608	$ 114,131	$ 54,742	$ 18,415	$ 35,987	$ 4,476	$ 113,620
Less:										
Non cash straight line rent adjustments	435	-	1,320	137	1,892	120	-	1,125	137	1,382
Lease value amortization	-	-	(845)	55	(790)	-	-	(792)	55	(737)
Lease termination fees	-	-	163	-	163	-	-	-	-	-
Same property cash basis NOI [6]	$ 55,267	$ 18,664	$ 34,519	$ 4,416	$ 112,866	$ 54,622	$ 18,415	$ 35,654	$ 4,284	$ 112,975
Same property cash basis NOI growth	1.2%	1.4%	(3.2%)	3.1%	(0.1%)	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.

(2) Includes triple net leased senior living communities that provide short term and long term residential care and dining services for residents.

(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.

(5) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.

(6) Consists of properties owned continuously since April 1, 2014.



Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(amounts appearing in the table below are in thousands)

	For the Six Months Ended June 30, 2015					For the Six Months Ended June 30, 2014				
	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Calculation of NOI and Cash Basis NOI:										
Rental income / residents fees and services	$ 116,598	$ 174,649	$ 175,592	$ 9,139	$ 475,978	$ 110,055	$ 158,481	$ 120,791	$ 8,878	$ 398,205
Property operating expenses	-	(132,195)	(47,191)	-	(179,386)	-	(121,412)	(36,178)	-	(157,590)
Property net operating income (NOI)	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592	$ 110,055	$ 37,069	$ 84,613	$ 8,878	$ 240,615
NOI Growth	5.9%	14.5%	51.8%	2.9%	23.3%	--	--	--	--	--
Property NOI	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592	$ 110,055	$ 37,069	$ 84,613	$ 8,878	$ 240,615
Less:										
Non cash straight line rent adjustments	1,302	-	7,122	275	8,699	82	-	3,572	275	3,929
Lease value amortization	-	-	2,266	110	2,376	-	-	(263)	110	(153)
Lease termination fees	-	-	268	-	268	-	-	-	-	-
Cash Basis NOI	$ 115,296	$ 42,454	$ 118,745	$ 8,754	$ 285,249	$ 109,973	$ 37,069	$ 81,304	$ 8,493	$ 236,839
Cash Basis NOI Growth	4.8%	14.5%	46.1%	3.1%	20.4%	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:										
Property NOI	$ 116,598	$ 42,454	$ 128,401	$ 9,139	$ 296,592	$ 110,055	$ 37,069	$ 84,613	$ 8,878	$ 240,615
Less:										
NOI not included in same property	5,750	4,213	58,331	-	68,294	924	-	12,841	-	13,765
Same property NOI [6]	$ 110,848	$ 38,241	$ 70,070	$ 9,139	$ 228,298	$ 109,131	$ 37,069	$ 71,772	$ 8,878	$ 226,850
Same property NOI growth	1.6%	3.2%	(2.4%)	2.9%	0.6%	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:										
Same property NOI [6]	$ 110,848	$ 38,241	$ 70,070	$ 9,139	$ 228,298	$ 109,131	$ 37,069	$ 71,772	$ 8,878	$ 226,850
Less:										
Non cash straight line rent adjustments	487	-	2,532	275	3,294	82	-	2,604	275	2,961
Lease value amortization	-	-	(1,674)	110	(1,564)	-	-	(1,569)	110	(1,459)
Lease termination fees	-	-	268	-	268	-	-	-	-	-
Same property cash basis NOI [6]	$ 110,361	$ 38,241	$ 68,944	$ 8,754	$ 226,300	$ 109,049	$ 37,069	$ 70,737	$ 8,493	$ 225,348
Same property cash basis NOI growth	1.2%	3.2%	(2.5%)	3.1%	0.4%	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.
(2) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.
(5) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.
(6) Consists of properties owned continuously since January 1, 2014.



EXHIBIT B

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2015	3/31/2014	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Net income	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 37,659	$ 76,176	$ 76,236
Interest expense	37,907	35,942	35,901	36,201	34,112	73,848	63,012
Income tax expense	129	110	74	156	155	239	346
Depreciation expense from continuing operations	62,511	53,707	50,257	50,074	46,703	116,218	85,058
EBITDA	136,934	129,548	131,520	123,543	118,629	266,481	224,652
General and administrative expense paid in common shares [2]	1,119	1,290	1,309	1,433	1,294	2,409	2,437
Acquisition related costs from continuing operations	4,617	1,158	1,957	15	2,512	5,775	2,635
Impairment of assets from continuing operations	-	-	(10)	-	-	-	-
Loss on early extinguishment of debt from continuing operations	39	1,409	12	-	-	1,448	-
Gain on sale of properties	-	-	(2,900)	-	(2,396)	-	(2,552)
Impairment of assets from discontinued operations	602	-	4,260	(216)	(387)	602	334
Estimated percentage rent adjustment [3]	2,600	2,500	(7,600)	2,600	2,500	5,100	5,000
Adjusted EBITDA	$ 145,911	$ 135,905	$ 128,548	$ 127,375	$ 122,152	$ 281,815	$ 232,506

(1) See Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.



EXHIBIT C

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Net income	$ 36,387	$ 39,789	$ 45,288	$ 37,112	$ 37,659	$ 76,176	$ 76,236
Depreciation expense from continuing operations	62,511	53,707	50,257	50,074	46,703	116,218	85,058
Gain on sale of properties	-	-	(2,900)	-	(2,396)	-	(2,552)
Impairment of assets from continuing operations	-	-	(10)	-	-	-	-
Impairment of assets from discontinued operations	602	-	4,260	(216)	(387)	602	334
FFO	99,500	93,496	96,895	86,970	81,579	192,996	159,076
Acquisition related costs from continuing operations	4,617	1,158	1,957	15	2,512	5,775	2,635
Loss on early extinguishment of debt	39	1,409	12	-	-	1,448	-
Estimated percentage rent adjustment [2]	2,600	2,500	(7,600)	2,600	2,500	5,100	5,000
Normalized FFO	$ 106,756	$ 98,563	$ 91,264	$ 89,585	$ 86,591	$ 205,319	$ 166,711
Weighted average common shares outstanding (basic)	235,549	221,375	203,742	203,647	199,830	228,501	193,962
Weighted average common shares outstanding (diluted)	235,592	221,397	203,754	203,675	199,867	228,534	193,990
FFO per common share (basic and diluted)	$ 0.42	$ 0.42	$ 0.48	$ 0.43	$ 0.41	$ 0.84	$ 0.82
Normalized FFO per common share (basic and diluted)	$ 0.45	$ 0.45	$ 0.45	$ 0.44	$ 0.43	$ 0.90	$ 0.86

(1)   See Exhibit D for a definition of FFO and Normalized FFO, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



EXHIBIT D

NOI and Cash Basis NOI

The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains and losses on early extinguishment of debt, gains and losses on lease terminations and losses on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.